Exhibit 99.1

Bullish to acquire Equiniti from Siris in $4.2 billion transaction, creating the global transfer agent for tokenized securities

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Bullish (NYSE: BLSH) has entered into a definitive agreement to acquire Equiniti, a leading global transfer agent serving nearly 3,000 issuer clients, 15,000 total corporate clients, 20 million shareholders, and processing $500 billion in annual payments.

●	The combination creates the first fully integrated blockchain-enabled, blue-chip issuer services provider — unifying a regulated transfer agent with end-to-end tokenization infrastructure.

●	The $4.2 billion transaction comprises $1.85 billion of assumed Equiniti debt and approximately $2.35 billion in Bullish stock consideration, subject to customary purchase price adjustments.

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The pro forma combined company is expected to generate approximately $1.3 billion in adjusted total revenue and ~$500+ million in adjusted EBITDA less Capex for 2026E, and to thereafter achieve 6-8% combined 2027E-2029E revenue growth, including 20% revenue growth from tokenization and blockchain services.

●	The transaction is expected to close in January of 2027, subject to regulatory approvals and customary closing conditions.

CAYMAN ISLANDS – May 5, 2026 – Bullish (NYSE: BLSH), the institutional-grade digital asset platform, today announced it has entered into a definitive agreement to acquire Equiniti, a leading global transfer agent and provider of mission-critical shareholder services, in a transaction valued at $4.2 billion. The combination creates the global transfer agent for tokenized securities and aims to position Bullish to lead the shift toward blockchain-native capital markets infrastructure.

The acquisition brings together Bullish’s blockchain-native offering: token design, issuance, operation and compliance; distribution through regulated markets globally; liquidity provisioning; and visibility through CoinDesk’s media, data, and research. Equiniti brings what every listed company in most major markets is required to have: a regulated transfer agent. As the system of record for nearly 3,000 blue-chip public companies, Equiniti processes approximately $500 billion in annual payments and supports over 20 million verified shareholders. The combined platform, built to work alongside existing market infrastructure, supports the complete tokenized asset lifecycle.

A Generational Shift in Capital Markets

As capital markets move into a blockchain era with tokenized securities, the combination will address a foundational gap in market infrastructure: the absence of a transfer agent built for the blockchain. The shift underway is profound: stablecoins (the tokenized U.S. dollar) have grown to over $300 billion in reported market capitalization and an estimated $10 trillion in annual payments volume in just a decade. This is one of the most significant structural transformations in capital markets since the advent of electronic trading, and the combined entity will be well positioned to be the operating system that powers it.

“Tokenization is a once-in-a-generation shift in how capital markets operate, the defining infrastructure trend of the next 25 years," said Tom Farley, CEO of Bullish. "Broad adoption at institutional scale requires three things: end-to-end tokenization services, a single, unified ledger, and a broad base of blue-chip issuer relationships, at scale. This combination delivers all three and I believe it uniquely positions us to lead the transition to tokenized securities."

Benefits Across the Ecosystem

The combination is expected to deliver concrete benefits across the ecosystem. As blockchain technology and tokenized real-world assets gain broader adoption, this combination will enable issuers to gain real-time cap table visibility — a significant upgrade from the days or weeks of lag in traditional registries — automated corporate actions, broader investor access, and lower costs. Investors will gain the ability to engage in 24/7 transactions, instant settlement, and frictionless asset movement. Bullish will provide secondary trading infrastructure for eligible tokenized equities outside the U.S., serving non-U.S. investors seeking liquidity in tokenized shares and bridging certificated and tokenized markets.

“Equiniti sits at the heart of global capital markets, supporting clients who rely on resilient and trusted infrastructure. When I joined, the mission was clear: support our clients as they modernize by combining deep operational expertise with modern technology in a responsible way," said Dan Kramer, CEO of Equiniti. "This transaction reflects that intent. It strengthens our ability to support clients as markets evolve, while maintaining the stability, service, and trust they expect from Equiniti. Working closely with Tom over the last few months, it’s clear we share a common view: market infrastructure should modernize thoughtfully, securely, and with clients leading the way.”

The combined platform will be designed to interoperate with existing capital markets infrastructure — including CSDs such as DTCC, Euroclear, and Clearstream, custodians, and broker-dealers — complementing existing books and records. It will operate within established regulatory frameworks, drawing on Equiniti's SEC-registered transfer agent status and FCA-regulated UK operations alongside Bullish's licensed digital asset infrastructure, and is built to align with emerging regimes such as the EU DLT Pilot — giving institutional issuers and investors the regulatory clarity needed for adoption at scale.

About the Transaction

Siris acquired Equiniti in 2021 and has played a central role in the company’s strategic development.

“When Siris invested in Equiniti, we identified a scaled, high quality infrastructure platform with deep client relationships, and partnered closely with Dan and his team to strengthen the business and prepare it for its next phase of growth. This outcome reflects our strategy of backing tech enabled services businesses at the center of market transformation, and we are confident that Bullish is exceptionally well positioned to build on Equiniti’s strength in an evolving capital markets ecosystem,” said Frank Baker, Co-Founder and Managing Partner of Siris.

Equiniti will operate under the Bullish umbrella alongside Bullish Exchange and CoinDesk. CEO Dan Kramer and the Equiniti leadership team will retain responsibility for day-to-day operations, regulatory obligations and client relationships. Bullish will provide strategic infrastructure and support to accelerate the companies’ shared tokenization roadmap. Siris will receive two board seats as part of the transaction. Closing is expected in January of 2027, subject to customary closing conditions and required regulatory approvals.

Key Financial Metrics

●	The $4.2 billion transaction comprises $1.85 billion of assumed Equiniti debt and approximately $2.35 billion in Bullish stock consideration, subject to customary purchase price adjustments.
○	Bullish stock consideration is priced at $38.48 per share, based on Bullish’s 30-day VWAP as of close on May 4, 2026.
●	Transaction includes a call option for Siris to acquire non-core Equiniti business lines, the financials of which have been excluded from all transaction disclosures.
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On a pro forma combined basis, the companies are expected to generate approximately $1.3 billion in adjusted total revenue and ~$500+ million in adjusted EBITDA less Capex for 2026E, reflecting a highly profitable and scaled platform prior to the realization of synergies.

●	Bullish expects to realize 6-8% annual revenue growth from 2027E to 2029E and greater than $100 million in annual EBITDA less Capex growth.
○	2029E exit run-rate EBITDA less Capex margin target of ~50%+

Webcast

Bullish will host a conference call and webcast to discuss this transaction at 8:30 AM ET today, May 5th. The live webcast and accompanying presentation materials will be accessible via the Investor Relations section of Bullish's website at investors.bullish.com

Advisors

Goldman Sachs & Co. LLC served as exclusive financial advisor to Bullish. Morgan, Lewis & Bockius LLP served as legal counsel. Alvarez & Marsal also advised Bullish.

Evercore and FT Partners served as lead financial advisors to Siris, as well as Wells Fargo and LionTree Advisors. Sidley Austin LLP served as legal counsel to Siris.

Media Contacts

Bullish: media@bullish.com

Equiniti: mediainquiries@equiniti.com

About Bullish:

Bullish (NYSE: BLSH) is an institutionally focused global digital asset platform that provides regulated market infrastructure and information services. This includes Bullish Exchange - an institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Europe is regulated under MiCAR as a crypto asset service provider offering spot trading and custody services for digital assets.

Bullish is the parent company of CoinDesk, a leading provider of digital asset media and information services. CoinDesk's offerings include: CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries; CoinDesk Data – a broad suite of digital asset market data and analytics, providing real-time insights into prices, trends and market dynamics; and CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy and blockchain technology. For more information, please visit bullish.com and follow LinkedIn and X.

About Equiniti:

Equiniti delivers trusted data, intelligent insight, and seamless administration across the full equity ownership lifecycle. We help issuers, investors, and employees navigate complexity, strengthen market engagement, and achieve better outcomes through technology-powered solutions backed by expert service. Our 5,000+ global associates support more than 12,000 organizations and over 20 million shareholders worldwide.

Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as “believe,” “intend,” “plan,” “may,” “will,” “expect,” “should,” “could,” “anticipate,” “estimate,” “predict,” “project,” or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements and include, without limitation, statements and information relating to the acquisition of Equiniti, the future financial or operating performance, business strategy, and potential market opportunity of Bullish, Equiniti or the combined companies, and expectations related to the growth and adoption of tokenized securities and blockchain technology. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Bullish, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited, to the satisfaction of the conditions to closing the acquisition and combination in the anticipated timeframe or at all, the failure to obtain necessary regulatory approvals, the ability to realize the anticipated benefits of the combination, the ability to successfully integrate the business, litigation or regulatory actions related to the acquisition and combination, disruption from the acquisition and combination and its impact on our ability to grow our business and operations, including in new geographic locations, the costs or expenditures associated therewith, competition in our industry, and the evolving rules and regulations applicable to digital assets, tokenization and our industry. You should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made, and Bullish undertakes no duty to update these forward-looking statements.